UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

EXETER RESOURCE CORPORATION

(Name of Subject Company (issuer))

GOLDCORP INC.

(Names of Filing Persons (Offeror))

Common Shares

(Title of Class of Securities)

301835104

(CUSIP Number of Class of Securities)

Charlene Ripley

Randall Chatwin

Goldcorp Inc.

Suite 3400, Park Place

666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David S. Stone John J. Koenigsknecht Neal Gerber & Eisenberg LLP 2 North LaSalle Street, Suite 1700 Chicago, IL 60602-3801 (312) 269-8000	Paul Stein Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

CALCULATION OF FILING FEE:

Transaction valuation*	Amount of filing fee**
US$174,154,246.70	US$20,184.48

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.82, which is the average of the high and low sale prices of Exeter Resource Corporation’s common shares (the “Common Shares”) as reported on the NYSE MKT on April 12, 2017, and (ii) 99,405,253, which is the estimated number of outstanding Common Shares (assuming full conversion of all outstanding convertible securities for Common Shares).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	US$20,184.48	Filing Party:	Goldcorp Inc.
Form or Registration No:	F-10	Date Filed:	April 20, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13d under Rule 13d-2.

Check the box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 20, 2017 (as amended, the “Schedule TO”) by Goldcorp Inc. (“Goldcorp”), a corporation organized under the laws of the Province of Ontario.

The Schedule TO relates to the offer to purchase (the “Offer”) by Goldcorp for all of the issued and outstanding common shares (the “Common Shares”) of Exeter Resource Corporation (“Exeter”), a company organized under the laws of the Province of British Columbia.

The information set forth in the Offer to Purchase and Circular dated April 20, 2017, which is Exhibit (a)(1)(i) to this Schedule TO (as amended, the “Offer to Purchase and Circular”), the Letter of Transmittal, which is Exhibit (a)(1)(ii) to this Schedule TO and the Notice of Guaranteed Delivery, which is Exhibit (a)(1)(iii) to this Schedule TO, including all schedules, exhibits and annexes thereto, is expressly incorporated by reference herein in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Goldcorp has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular as a prospectus (the “Prospectus”), and also has filed or will file the Offer to Purchase and Circular and all other tender offer documents required under applicable Canadian and United States securities regulations.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4	Terms of the Transaction.

The following sentence is added to the end of the first paragraph in Section 3 of the Offer to Purchase under the heading “Manner of Acceptance – Dividends and Distributions” on page 22 of the Offer to Purchase and Circular:

If a dividend or distribution is paid by Exeter after the Offer date but prior to the Expiry Time and such dividend or distribution is claimed by Goldcorp, it will be done so in a manner consistent with Rule 14d-10(a)(2) of the U.S. Exchange Act, information regarding such claim will be disseminated to the holders of Exeter Shares and the Offer will remain open for at least 10 business days thereafter.

The second paragraph in Section 7 of the Offer to Purchase under the heading “Right to Withdraw Deposited Shares” on page 29 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

In addition, if:

(a)	there is a variation of the terms of the Offer prior to the Expiry Time; or

(b)	a notice of change in respect of the information contained in the Offer to Purchase and the accompanying Circular or if any subsequent notice of change or variation is delivered prior to the Expiry Time;

then any Deposited Shares may be withdrawn by or on behalf of the depositing Shareholder at any time before the expiration of 10 days, or in the event of an increase in the Offer Consideration, before the expiration of 10 business days, from the date upon which the notice of such change or variation is mailed, delivered or otherwise communicated. Offeror may not take up and pay for any Deposited Shares prior to the expiration of such 10 day or 10 business day period, as the case may be, and in no event may Offeror take up and pay for any Deposited Shares prior to the Expiry Time. After the Expiry Time, no variations or changes are permitted and no variation of change may occur after the Exeter Shares are taken upon by the Offeror.

Item 6 Purpose of the Transaction and Plans or Proposals.

The first sentence of the first paragraph of Section 18 of the Circular under the heading “Acquisition of Exeter Shares Not Deposited Pursuant to the Offer” on page 56 of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

If the Offeror takes up and pays for Exeter Shares deposited under the Offer, it is the Offeror’s current firm intention that it will enter into one or more transactions to enable the Offeror to acquire all Exeter Shares not acquired under the Offer.

The eleventh paragraph under the heading “Acquisition of Exeter Shares Not Deposited Pursuant to the Offer – Securities Law Requirements for Business Combinations” of Section 18 of the Circular on page 60 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

Rule 13e-3 under the U.S. Exchange Act is applicable to certain “going-private” transactions in the United States and may under certain circumstances be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Goldcorp currently has the firm intention to conduct a Compulsory Acquisition or Subsequent Acquisition Transaction at a price at least equal to the Offer Consideration and believes that Rule 13e-3 under the U.S. Exchange Act should not be applicable to a Compulsory Acquisition or a Subsequent Acquisition Transaction unless the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, is consummated more than one year after the termination of the Offer or on terms that are not at least equal to the highest consideration offered during the Offer and on substantially similar terms. If applicable, Rule 13e-3 under the U.S. Exchange Act would require, among other things, that certain financial information concerning Exeter and certain information relating to the fairness of the Compulsory Acquisition or the Subsequent Acquisition Transaction, as the case may be, and the consideration offered to minority Shareholders be filed with the SEC and distributed to minority Shareholders before the consummation of any such transaction.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.

By:	/s/ David Garofalo
	Name:	David Garofalo
	Title:	President and Chief Executive Officer

Dated: May 18, 2017

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer to Purchase and Circular dated April 20, 2017.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Annual Information Form, dated March 16, 2017, for the year ended December 31, 2016 (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 40-F (Commission File No. 001-12970), filed with the Commission on March 16, 2017 (the “Form 40-F”)).**

(a)(1)(v)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016 (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(vi)	Audited Consolidated Financial Statements of Goldcorp for the years ended December 31, 2016 and 2015 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(vii)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2017 (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

(a)(1)(vii)	Condensed Interim Consolidated Financial Statements of the Company for the three months ended March 31, 2017 and 2016 (incorporated by reference to Exhibit 99.2 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

(a)(4)(i)	Prospectus (incorporated by reference to Goldcorp’s Registration Statement on Form F-10 (Registration No. 333-217392) filed with the Commission on April 20, 2017).**

(a)(5)(i)	Press Release dated April 20, 2017.*

(a)(5)(ii)	Outbound Calling Script*

(a)(5)(iii)	Question and Answer Script*

(a)(5)(iv)	Press Release dated April 26, 2017 - Goldcorp Reports First Quarter 2017 Results (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

*	Previously filed.
**	Incorporated by reference.

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